UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35390

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

The NewAlliance Bank 401(k) Plan

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Niagara Financial Group, Inc.
726 Exchange Street
Suite 618
Buffalo, New York 14210

REQUIRED INFORMATION

The NewAlliance Bank 401(k) Plan (the “Plan”) is subject to ERISA and therefore is filing the financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA, as of and for the years ended December 31, 2012 and 2011, as an exhibit to this report. Such Plan financial statements and schedule include Reports of Independent Registered Public Accounting Firms thereon.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm
99	The NewAlliance Bank 401(k) Plan Financial Statements and Schedule as of and for the years ended December 31, 2012 and 2011, with Report of Independent Registered Public Accounting Firm thereon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of First Niagara Financial Group, Inc. (as administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 28, 2013	By:	/s/ Julie LaForest
Julie LaForest
First Vice President - Benefits & Operations Manager
First Niagara Financial Group, Inc.